Lyondell Chemical Company

In October, 2011, CAMCO was named as a defendant in the Weisfelner, as Trustee of the LB Creditor Trust v. Morgan Stanley & Co.
(Creditor Trust Action) case. The plaintiff seeks to recover the proceeds from the sale of the shares of Lyondell Chemical Company (Lyondell).
On April 2, 2012, a joinder to the pending motion was filed to dismiss the Second Amended Complaint in the Creditor Trust Action on behalf of CAMCO. Steward Large Cap Enhanced Index Fund was a beneficial owner of Lyondell stock so it is possible the Fund may be identified as a defendant in this action. At this stage of the proceedings, neither CAMCO nor Steward Large Cap Enhanced Index Fund is able to make a reliable prediction as to the outcome of the lawsuit or the effect, if any, on the Funds net asset value. The lawsuit does not allege any wrongdoing on the part of the Steward Large Cap Enhanced Index Fund.

Tribune Company

Steward Funds, Inc. and CAMCO have been named as defendants and putative members of a proposed defendant class in the case entitled Official Committee of Unsecured Creditors of Tribune Co. v. FitzSimons (In re Tribune Co.),
No. 12-2652 (S.D.N.Y.) (the FitzSimons action). In this action, the Official Committee of Unsecured Creditors of Tribune Company (UCC) is seeking to recover money paid in connection with a prebankruptcy distribution by Tribune Company (Tribune) to its shareholders pursuant to a 2007 leveraged buyout transaction (LBO). In a second action, a group of Tribune creditors, not including the UCC, filed multiple actions involving state law constructive fradulent conveyance claims against former Tribune shareholders (the SCLFC actions). Steward Funds, Inc. has been named as a defendant in one of these suits, entitled Deutsche Bank Trust Co. Americas v. Employees Retirement Fund of the City of Dallas, No. 11-9568 (S.D.N.Y.). The SLCFC actions have been consolidated together with the FitzSimons action in a multidistrict litigation proceeding captioned In re Tribune Co. Fradulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the MDL proceeding).Steward Multi-Manager Equity Fund (which terminated operations in early 2008) and Steward Large Cap Enhanced Index Fund were beneficial owners of Tribune stock. At this stage of the proceedings,CAMCO and Steward Large Cap Enhanced Index Fund are not able to make a reliable prediction as to the outcome of these lawsuits or the effect, if any, on the Funds net asset value. None of these lawsuits alleges any wrongdoing on the part of CAMCO, Steward Multi-Manager Equity Fund, or Steward Large Cap
Enhanced Index Fund.